

Rule 12g3-2(b) File No. 82-34680

April 2, 2003

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien



Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated April 2, 2003 [English Translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Tetsuro Fukumoto

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6292).

To whom it may concern

April 2, 2003

Sumitomo Corporation

Re: Recognition of Valuation Losses on Marketable Equity Securities and Revision of the Earnings Projection

Sumitomo Corporation (the "Company") hereby reports the revised projection for the fiscal year ended March 31, 2003, along with the recognition of valuation losses on marketable equity securities.

1. Valuation Losses on Marketable Equity Securities

Due to the current weak stock market, the Company is to recognize approximately 43 billion yen of valuation losses on marketable equity securities.

2. Revision of the Earnings Projection for the Fiscal Year Ended March 31, 2003 (U.S.GAAP)

The Company is in the process of closing for the fiscal year ended March 31, 2003. The current estimate for net income is approximately 28 billion yen.

	Consolidated Net Income (U.S.GAAP)
Previous Projection (A) (announced in October, 2002)	55 billion yen
Current Estimate (B)	28 billion yen
Change (B)-(A)	-27 billion yen
Change {(B)-(A)}/(A)	-49%

Inquiries;

Keiji Nakajima, General Manager, Corporate Communications Dept.

Phone: +81-3-5166-3089

Makoto Nakamura, General Manager, Accounting Controlling Dept.

Phone: +81-3-5166-3354